Mail Stop 3561

October 4, 2006

Mr. J. Patrick Kenny
Chief Executive Officer
Drinks Americas Holdings, Ltd.
372 Danbury Road
Wilton, CT 06897

Re: Drinks Americas Holdings, Ltd.
Form 10-KSB
Filed August 15, 2005
File No. 000-19086

Dear Mr. Kenny:

We have reviewed your supplemental response and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your response to our prior Comment No. 3, however, we do not see where you have addressed the comment. Please revise to file an audit report covering the financial statements for the year ended April 30, 2004. If you continue to disclose on the face of the financial statements that they have been reclassified, please provide a note to the financial statements that explains the nature of the reclassification in detail, and request the auditor to refer in his report to the reclassification and either re-date or dual-date his original report.

2. In your response to prior Comment No. 5, you state that the fair value of your stock was less than $0.01 at the time you issued the convertible debt and

warrants; however you disclose in the 2005 Form 10KSB that the quotations of your stock during the quarter ended April 30, 2005 ranged from $0.80 to $3.30. We note that you entered into a financing agreement in February 2005 and issued convertible notes with a conversion price set at the lower of $0.45 or the per share price equivalent in the 2005 Equity Offering. This agreement contains both a basic and contingent beneficial conversion feature. The basic conversion feature (i.e., based upon the conversion price of $0.45) should have been recognized at the issuance date of the notes and the contingent beneficial conversion feature, if any, should have been recognized at the date of the 2005 Equity Offering. Please advise whether the 2005 Equity Offering actually occurred and provide offering price per share of the equity. Revise the financial statements to recognize the basic beneficial conversion feature and provide us with all calculations and assumptions. Note that you must first allocate the debt financing proceeds between the warrants and the convertible debt before calculating the beneficial conversion feature. Refer to the guidance of EITF 00-27.

3. Perform a similar analysis of other convertible notes and borrowings issued in FY 2005 and FY 2006 and revise the financial statements as necessary to recognize any beneficial conversion feature. Provide us with your analyses and all calculations. If you believe no revision is required, please describe to us the basis for your belief.

4. Please consider also the fair value of stock for any other stock transactions entered into during FY 2005 and 2006 and revise the financial statements as appropriate or tell us why $0.45 was consistently used as fair value.

5. Based on your response to our prior Comment Number 7, it appears your chief operating decision maker utilizes financial and other information that is disaggregated by distributor to assess performance and make decisions about the Company's operating matters. Describe to us the nature of the reports supplied to the chief operating decision maker for these purposes and tell us how many customers you had as of the latest balance sheet date. If performance is assessed at a level higher than individual distributors, please identify the level and explain the nature of the reports prepared for this purpose.

6. The staff believes that the quoted price of a stock is the best measure of the stock's fair value. We note that during October 2005, the quoted price of your stock ranged from $0.65 to $0.91. Discounts relating to trading restrictions may only be used if the amount of the discount is objectively determined. Accordingly, we believe that the stock issued to acquire the Rheingold net assets should be valued at its quoted price. Please provide the staff with a courtesy

copy of the appraisal report used to value the stock issued in exchange for the Rheingold net assets.

7. Your response to prior comment 11 is not the type of robust support the staff would expect to see for assets that are considered to have a useful life of approximately 200 years. Accordingly, we believe that the life of these intangibles should be significantly shorter. Further, if the Rheingold assets did not generate positive cash flow immediately following the merger or you did not make plans to generate positive cash flow utilizing the assets in a manner with which you have had significant experience; it appears to us that these assets may be impaired. Refer to paragraph 8e of SFAS 144 and tell us whether you evaluated the assets for recoverability and subsequent impairment and the results of your evaluation. If you did not evaluate the assets, or if you determined that the value of the assets was recoverable, please tell us why.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Blaise Rhodes at (202) 551-3774 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies